Securities and Exchange Commission
Washington, DC 20549
Mail Stop 6010

RE: Raphael Industries Ltd.
Comments to registration statement on Form SB-2
Dated October 20, 2006
File No. 333-135331

Comment 1

Staff comment

Please refer to prior comment 4. Please show us how you determined the amount of your historical and pro forma book values and book values per share as of June 30, 2006.

Supplemental disclosure

We made an error calculating book value and pro forma book value in amendment two. We inadvertently used draft numbers in our calculation. We have amended the registration statement to correct this error and have included the calculations with the final numbers below for your reference.

Final numbers:

June 30, 2006 book value: $165.769 - 56,822 = $108,947

June 30, 2006 book value per share: $108,947/7,000,000=$0.02

June 30, 2006 pro forma book value maximum raised: $108,947 + 470,000 = $578,947

June 30, 2006 pro forma book value minimum raised: $108,947 + 220,000 =$328,947

June 30, 2006, pro forma book value per share, maximum raised: $578,947/12,000,000=$0.05

June 30, 2006, pro forma book value per share, minimum raised: $328,947/9,500,000=$0.03

Amended disclosure
Page 7, Risk Factors

You will suffer immediate and substantial dilution. On June 30, 2006 the book value per share was $ 0.02 and the public offering price is set at $0.10 per share. As a consequence new investors will experience an immediate dilution of $0.05 per share if we raise the maximum and $0.07 if we raise the minimum.

Amended disclosure
Page 8, Dilution

Our book value as of June 30, 2006, was $0.02 per share. Without taking into account any changes in our book value and giving effect to the sale of 5,000,000 shares of common stock offered hereby and after deducting estimated offering expenses payable by us, the pro forma book value at June 30, 2006 would have been approximately $578,947 or $0.05 per share. This amount represents an immediate dilution to new investors of $0.05 per share. If we sell only 2,500,000 shares the pro forma book value at June 30, 2006 would have been approximately $328,947 or $0.03 per share. This amount represents an immediate dilution to new investors of $0.07 per share.

The following table illustrates this dilution per share:

Public offering price per share		$0.10

Book value per share June 30, 2006		$0.02

	Minimum sold	Maximum sold

Book value per share after offering	$0.03	$0.05

Increase per share to existing stockholders	$0.01	$0.03

Dilution per share to new investors	$0.07	$0.05

Comment 2

Staff comment

Please reconcile the disclosure in this section with your response to prior comment 14. Also, please ensure that your prospectus summary prominently and directly reflects the last sentence of the third paragraph of your response to prior comment 14 that you are "in effect the marketer for the licensors."

Supplemental disclosure

Data Entry

We have deleted the reference to Data Entry, as set out in paragraph 1 of amendment two. Though we are able to provide this service we are presently not doing so under our licensed lists. It was initially included as one of our general services we are able to provide but is irreconcilable with our previous disclosure to Staff comment 14.

Cleaning Services

'Cleaning Services' also known as NCOA (National Change of Address) and CASS certification (CASS means the standardization of address and zip codes) are industry standard procedures. This service ensures that we are able to provide optimum mail deliverability for the United States Postal Service. We have kept this disclosure because maintaining these services are not considered within the industry as altering or changing the lists and as such the disclosure is compatible with our previous disclosure to Staff comment 14.

We have amended paragraph 2 under the heading "In-House Management Services" to more accurately disclose the nature of our credit and payment security service.

Amended disclosure
Page 15, Management Services

Outsourced Management and Marketing Services

Our management and marketing agents provide the following services specific to our licensed lists:

Management Services

1. Cleaning services - NCOA (National Change of Address) and CASS certification (CASS means the standardization of address and zip codes). NCOA and CASS are bi-annual requirements as dictated by the United States Postal Service.

2. Data compilation and merge/purge- this includes compiling data on new subscriptions, changes and updates to current records as set out under NCOA and CASS and maintaining of "due not mail" records and merge/purge services. Merge/purge refers to the combining of two or more databases into one, eliminating or excluding duplicate records.

In-House management services;

We provide the following in-house management services.

2 Credit checks and payment security - perform credit checks on all initial orders and ensure prepayment. On subsequent orders from credit worthy customers we implement industry standard terms, specifically; payment is required 45 days from mail date.

Amended disclosure
Page 3, Prospect Summary

We have secured two license agreements for the right to manage, market, and rent four lists within the direct mail industry and currently we are in effect the marketer for the licensors. The agreements call for a term of 2 years after which we have the option to renew the agreements. One of the agreements (exhibit 10.1) also contains an option to purchase the lists for $100,000. We have made an initial payment of $50,000 on April 14, 2006. To date we have had limited revenues and have been issued a going concern opinion from our auditors. We rely upon the sale of our securities to fund operations.

Comment 3

Staff comment

Please refer to prior comment 14. Please clearly describe your role in the revenue generation process as that of an agent or broker of lists and explain how that impacts the way you report revenues. Also, explain how that role will change if and when you own the databases and explain how that will impact the reporting of revenue.

Amended disclosure
Page F-7, (k) Revenue Recognition (partial)

The Company recognizes revenue from the licensing of databases in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition in Financial Statements." The Company accounts for revenue as an agent using the guidance in EITF 99-19, "Reporting Revenue Gross as a Principal vs. Net as an Agent". Revenue consists of licensing fees and is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists such as a contract or a written request from the customer, the product has been transferred, and collectibility is reasonably assured. The Company acts as an agent for licensors and records revenue net of license fees due to licensors (refer to Note 6). If and when the Company becomes the owner of the lists, the Company will no longer be an agent of the licensors. Accordingly, the Company will record revenue as a principal at the gross amount in accordance with EITF 99-19.

Comment 4

Staff comment

We not that you continue to present a footnote for "subsequent events" that occurred in April 2006. Since the financial statements are now updated through June 30, 2006, you should revise this footnote accordingly.

Supplemental disclosure

The subsequent event footnote was inadvertently included due to a formatting error. We have amended the filing by removing this footnote disclosure.

Comment 5

Staff comment

We note your response to prior comment 15; however, from the location of your corporate name under the first paragraph of the Signatures page, it is not clear that the CEO is signing on behalf of the registrant. Also, the use of the term "by" in connection with signature under the second paragraph is inappropriate. Please revise to conform to the signature requirements of Form SB-2.

Amended disclosure
Page II-5, Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Calgary, Alberta on October 24, 2006,

Registrant: Raphael Industries Ltd.

Date:	October 24, 2006	By:	ARNE RAABE

Arne Raabe Director, Principal Executive Officer Chief Financial Officer and principal accounting officer.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Date:	October 24, 2006	ARNE RAABE

Arne Raabe Director, Principal Executive Officer Chief Financial Officer and principal accounting officer.

Comment 6

Staff comment

Please include Mr. Wacaser's signature below the second paragraph required on the signature page.

Amended disclosure
Page II-5, Signatures

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Date:	October 24, 2006	ARNE RAABE

Arne Raabe Director, Principal Executive Officer Chief Financial Officer and principal accounting officer.

Date:	October 24, 2006	CRAIG WACASER

Craig Wacaser Director

Supplemental disclosure

On October 22, 2006 Mr. Raabe resigned as an officer and director of Gondwana Energy Ltd. We have made the following disclosure in the registration statement.

Amended disclosure
Page 11, Work Experience of Officers and Directors

On October 22, 2006 Mr. Raabe resigned from his positions with Gondwana Energy Ltd.